EXHIBIT 99.1

Hydrogenics Awarded Energy Storage System for E.ON in Germany

World's First Megawatt PEM Electrolyzer for Power-to-Gas Facility

MISSISSAUGA, Ontario, April 8, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has been awarded a 1 megawatt hydrogen energy storage system to be deployed in the City of Hamburg, Germany. Hydrogenics' energy storage application will employ advanced proton exchange membrane ("PEM") technology for production of the hydrogen, using excess power generated from renewable energy in the region, primarily wind. This "Power-to-Gas" facility will be run by E.ON, a global provider of innovative energy services and an existing customer of Hydrogenics. In the core of the system will be the world's largest single PEM electrolyzer stack, which will serve as the building block for future multi-megawatt applications.

"This is another exciting milestone both for Hydrogenics and the energy storage industry in general," said Daryl Wilson, President and CEO of Hydrogenics. "Sites such as this E.ON facility will allow Germany to more efficiently use the large amount of renewable energy generated from wind and solar power, which can fluctuate dramatically due to environmental conditions. Hydrogen-based energy storage systems can absorb surplus energy as needed, return power when required, alleviate grid instability, and improve overall utility performance. In addition, the hydrogen produced can be stored in large quantities over long periods of time within the country's natural gas infrastructure. Using our technology, Hamburg will have the most advanced Power-to-Gas facility in the world and the largest PEM electrolysis installation producing hydrogen. We are pleased to be working once again with E.ON on this groundbreaking project, having just delivered our first energy storage equipment to them in December, 2012."

Construction of the plant, backed by a consortium of German companies and scientific organizations, is expected to begin during the second quarter of 2013. Funding has been provided by Germany's National Innovation Program (NIP) for hydrogen and fuel cell technology, under the auspices of the country's Federal Ministry of Transport, Buildings and Urban Affairs in coordination with the National Organization for Hydrogen and Fuel Cell Technology (NOW).

E.ON is the holding company of the world's largest investor-owned electric utility service provider, based in Düsseldorf, North Rhine-Westphalia, Germany. It operates in over 30 countries and serves over 26 million customers.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, China, India, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Hydrogenics Contacts:

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com